Brookfield

2022

Q1 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield Renewable Partners L.P.

Management’s Discussion and Analysis
For the three months ended March 31, 2022
This Management’s Discussion and Analysis for the three months ended March 31, 2022 is provided as of May 6, 2022. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, PLN and MYR are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, Poland zloty and Malaysian ringgit respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q1 2022 Highlights	1	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	20
Part 2 – Financial Performance Review on Consolidated Information	4	Consolidated statements of cash flows	21
		Shares and units outstanding	22
		Dividends and distributions	23
Part 3 – Additional Consolidated Financial Information	5	Contractual obligations	23
Summary consolidated statements of financial position	5	Supplemental guarantor financial information	23
Related party transactions	5	Off-statement of financial position arrangements	24
Equity	7
		Part 6 – Selected Quarterly Information	25
Part 4 – Financial Performance Review on Proportionate Information	9	Summary of historical quarterly results	25

Proportionate results for the three months ended March 31	9	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	26
Reconciliation of non-IFRS measures	14
Contract profile	17	Part 8 – Presentation to Stakeholders and Performance Measurement	28

Part 5 – Liquidity and Capital Resources	18	Part 9 – Cautionary Statements	32
Capitalization and available liquidity	18
Borrowings	19

PART 1 – Q1 2022 HIGHLIGHTS

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2022	2021
Selected financial information
Revenues	$1,136	$1,020
Net loss attributable to Unitholders	(78)	(133)
Basic and diluted net income (loss) per LP unit(1)	(0.16)	(0.24)
Proportionate Adjusted EBITDA(2)	499	489
Funds From Operations(2)	243	242
Funds From Operations per Unit(2)(3)	0.38	0.38
Distribution per LP unit	0.32	0.30

Operational information
Capacity (MW)	20,884	20,638
Total generation (GWh)
Long-term average generation	15,097	14,099
Actual generation	15,196	13,828

Proportionate generation (GWh)
Long-term average generation	7,414	7,602
Actual generation	7,425	7,375
Average revenue ($ per MWh)	86	82
(1)For the three months ended March 31, 2022, average LP units totaled 275.1 million (2021: 274.8 million).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three months ended March 31, 2022 were 645.8 million (2021: 645.5 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	March 31, 2022	December 31, 2021
Liquidity and Capital Resources
Available liquidity	$3,802	$4,069
Debt to capitalization – Corporate	7%	8%
Debt to capitalization – Consolidated	32%	33%
Non-recourse borrowings – Consolidated	90%	90%
Fixed rate debt exposure on a proportionate basis(1)	98%	98%
Corporate borrowings
Average debt term to maturity	12 years	13 years
Average interest rate	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	13 years	13 years
Average interest rate	4.5%	4.2%
(1)Total floating rate exposure is 8% (2021: 7%) of which 6% (2021: 5%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions..

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

Operations
Funds From Operations of $243 million or $0.38 on a per Unit basis is consistent with prior year driven by:
•Contributions from strong asset availability and growth;
•Higher realized prices across most markets on the back of inflation escalation and higher global power prices;
•Higher margins due to cost reduction initiatives;
•Offset by lower generation in high price markets
After deducting non-cash depreciation, foreign exchange and derivative gains and other, net loss attributable to Unitholders for the three months ended March 31, 2022 was $78 million or $0.16 per LP unit.
We continued to focus on extending our contract profile and leveraging our deep customer relationships
•Secured contracts to deliver over 1,400 GWh of clean energy annually including 500 GWh to corporate offtakers
Liquidity and Capital Resources
Our access to diverse pools of capital continues to be strong and backed by a resilient balance sheet
•Liquidity position remains robust, with approximately $3.8 billion of total available liquidity, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Continued to accelerate our financing activities, extending the term of our debt and locking in attractive interest rates:
◦Secured over $900 million of investment grade non-recourse financings across our diverse portfolio during the quarter
◦Subsequent to the quarter, issued C$150 million of fixed-rate green perpetual Class A preferred limited partnership units that further reduced our corporate cost of capital
•So far this year, together with institutional partners, we are progressing on approximately $560 million (approximately $90 million net to Brookfield Renewable) of asset recycling activities, selling non-core and mature assets at strong returns, including an agreement to sell a small hydro portfolio in Brazil returning almost three times our capital over our 10-year hold period. We also met all conditions to close the sale of a number of our Mexican assets developed by our 50% owned global solar developer. This will generate approximately $240 million of proceeds (approximately $30 million net to Brookfield Renewable) more than doubling our invested capital over our two-year hold period.
Growth and Development
To date in 2022, together with our institutional partners, we closed or agreed to invest over $1.6 billion (approximately $340 million net to Brookfield Renewable) of capital across various investments, including:
•Completed the previously announced acquisitions of both a U.S. and a German utility-scale solar development business that together have a 22,000 MW development pipeline in high-value markets
•Committed funding of up to C$300 million into a leading North American carbon capture solutions provider. The investment, through a convertible security, provides an attractive entry point into carbon capture solutions with a strong partner
Subsequent to the quarter, together with our institutional partners, we entered into a joint venture with a European partner for the purpose of submitting joint-bids for two 750 MW offshore wind projects in an upcoming Dutch subsidy-free tender process. There can be no assurances that such bids will be successful.
Subsequent to the quarter, we also agreed to acquire a 235 megawatt fully contracted wind portfolio in Asia consisting of 155 MW of operating and 80 MW of ready to build projects for $90 million from a large and reputable local developer that will tuck-in to our existing operations. The portfolio is part of a larger opportunity of almost 700 MW of operating and construction-ready projects that we have secured exclusivity on.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

During the quarter, we continued to progress our development pipeline
•Commissioned 536 MW of development projects and continued to advance the construction of over 15,000 MW of hydroelectric, wind, pumped storage, distributed and utility-scale solar and green hydrogen development projects, including our U.S. repowering program, the 845 MW wind farm in Oregon, and our 1,200 MW solar facility in Brazil, that are expected to generate annualized Funds From Operations of approximately $157 million in aggregate once completed.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenues	$1,136	$1,020
Direct operating costs	(350)	(391)
Management service costs	(76)	(81)
Interest expense	(266)	(233)
Depreciation	(401)	(368)
Income tax (expense) recovery	(16)	17
Net income (loss)	$33	$(55)
	Average FX rates to USD
C$	1.27	1.27
	€0.89	0.83
R$	5.23	5.47
COP	3,914	3,553
Variance Analysis For The Three Months Ended March 31, 2022
Revenues totaling $1,136 million represents an increase of $116 million over the same period in the prior year due to the growth of our business and higher realized pricing. Recently acquired and commissioned facilities contributed 1,038 GWh of generation and $90 million to revenue which was partly offset by recently completed asset sales that reduced generation by 426 GWh and revenue by $42 million. On a same store basis, revenue increased by $90 million as we benefited from higher realized prices across most markets on the back of inflation escalation and higher global power prices, partly offset by lower generation in high price markets.
The strengthening of the U.S. dollar relative to the same period in the prior year, primarily against the Euro and Colombian peso, decreased revenues by $22 million, which was partially offset by $19 million million favorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $350 million represents a decrease of $41 million over the same period as the benefit from cost saving initiatives across our business, recently completed asset sales and the impact from the Texas winter storm in the prior year was partly offset by additional costs from our recently acquired and commissioned facilities.
Management service costs totaling $76 million is generally in-line with the same period in the prior year.
Interest expense totaling $266 million represents an increase of $33 million over the same period in the prior year due to growth in our portfolio and a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $401 million represents an increase of $33 million over the same period in the prior year due to the growth of our business.
Net income was $33 million versus a net loss of $55 million in same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2022	December 31, 2021
Assets held for sale	$155	$58
Current assets	2,922	2,861
Equity-accounted investments	1,145	1,107
Property, plant and equipment, at fair value	51,167	49,432
Total assets	58,381	55,867
Liabilities directly associated with assets held for sale	6	6
Corporate borrowings	2,292	2,149
Non-recourse borrowings	19,908	19,380
Deferred income tax liabilities	6,480	6,215
Total liabilities and equity	58,381	55,867
	Spot FX rates to USD
C$	1.25	1.26
	€0.90	0.88
R$	4.74	5.58
COP	3,748	3,981
Assets held for sale
Assets held for sale totaled $155 million as at March 31, 2022 compared to $58 million as at December 31, 2021. The increase is entirely attributable to the classification of a 36 MW hydroelectric portfolio in the Brazil as assets held for sale.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil for proceeds of $98 million ($25 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, completed the sale of its 19 MW solar assets in Asia for proceeds of approximately MYR $144 million ($33 million and $10 million net to Brookfield Renewable).
Property, plant and equipment
Property, plant and equipment totaled $51.2 billion as at March 31, 2022 compared to $49.4 billion as at December 31, 2021. The $1.7 billion increase was primarily attributable to our acquisitions during the quarter, including the acquisition of a 20 GW portfolio of utility solar and energy storage development platform in the United States, and our continued investments in the development of power generating assets which increased property, plant and equipment by $1.1 billion. The weakening of the U.S. dollar across most of the currencies increased property, plant and equipment by $1.1 billion. The increase was partly offset by depreciation expense associated with property, plant and equipment of $0.4 billion and during the quarter, we transferred $0.1 billion of property, plant and equipment to asset held for sale relating to a 36 MW operating hydroelectric portfolio in Brazil.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Asset Management.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the draws bear interest at an applicable base interest rate plus up to 1.8%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $150 million funds placed on deposit with Brookfield Renewable as at March 31, 2022 (December 31, 2021: nil). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the three months ended March 31, 2022, totaled less than $1 million (2021: $1 million).
During the quarter, Brookfield Global Transition Fund (“BGTF”), indirectly through a subsidiary consolidated by Brookfield Renewable, borrowed in the normal course $799 million from the BGTF subscription credit facility to fund growth. The draws are expected to be fully repaid subsequent to capital contributions from Brookfield Renewable and its institutional partners in BGTF. As at March 31, 2022, the balance is classified as Due to related parties on the consolidated statements of financial position. Brookfield Renewable is expected to hold an approximately 20% economic interest in BGTF alongside institutional investors.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2021 audited consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2022	2021
Revenues
Power purchase and revenue agreements	$13	$61
Direct operating costs
Energy purchases	$—	$(2)
Energy marketing fee and other services	(3)	(2)
Insurance services(1)	—	(6)
	$(3)	$(10)
Interest expense
Borrowings	$—	$(1)
Contract balance accretion	(6)	(5)
	$(6)	$(6)
Other related party services	$(1)	$(1)
Management service costs	$(76)	$(81)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil. As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates.
EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at March 31, 2022, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $24 million were declared during the three months ended March 31 (2021: $20 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and is not redeemable at the option of the holders. As at March 31, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the quarter in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $7 million (2021: nil) on the perpetual subordinated notes during the three months ended March 31, 2022. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction costs, as at March 31, 2022 is $592 million (2021: $592 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$73 million or C$25.25 per Preferred Limited Partnership Unit.
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unit holders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Preferred units during the quarter in connection with the normal course issuer bid.
Subsequent to the quarter, Brookfield Renewable issued 6,000,000 Class A Preferred Limited Partnership Units, Series 18 (the 'Series 18 Preferred Units") at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at March 31, 2022, Brookfield Asset Management owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three months ended March 31, 2022, Brookfield Renewable issued 68,865 LP units (2021: 41,810 LP units) under the distribution reinvestment plan at a total value of $3 million (2021: $2 million).
During the three months ended March 31, 2022, holders of BEPC exchangeable shares exchanged 3,341 BEPC exchangeable shares (2021: 3,609 exchangeable shares) for an equivalent number of LP units amounting to less than $1 million LP units (2021: less than $1 million).
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three months ended March 31, 2022 and 2021.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations(2)
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	3,144	3,128	3,237	3,233	$216	$205	$129	$141	$84	$104
Brazil	1,081	1,152	988	988	48	52	53	48	45	39
Colombia	972	833	865	806	73	55	53	35	35	27
	5,197	5,113	5,090	5,027	337	312	235	224	164	170
Wind
North America	1,147	1,107	1,193	1,435	86	122	60	81	44	62
Europe	244	371	277	380	51	43	46	67	41	60
Brazil	101	126	126	126	6	7	4	4	3	2
Asia	134	112	133	100	9	7	7	6	4	4
	1,626	1,716	1,729	2,041	152	179	117	158	92	128
Solar	354	327	423	364	81	77	90	59	64	30
Distributed generation, storage & other(1)	248	219	172	170	79	70	60	46	47	33
Corporate	—	—	—	—	—	—	(3)	2	(124)	(119)
Total	7,425	7,375	7,414	7,602	$649	$638	$499	$489	$243	$242
(1)Actual generation includes 105 GWh (2021: 72 GWh) from facilities that do not have a corresponding long-term average. See Part 8 – Presentation to Stakeholders and Performance Measurement for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$337	$312
Other income	19	$13
Direct operating costs	(121)	(101)
Adjusted EBITDA(1)	235	224
Interest expense	(59)	(49)
Current income taxes	(12)	(5)
Funds From Operations	$164	$170

Generation (GWh) – LTA	5,090	5,027
Generation (GWh) – actual	5,197	5,113
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
The following table presents our proportionate results by geography for Hydroelectric operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA(2)		Funds From Operations(2)
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States	2,053	1,982	$73	$65	$77	$78	$55	$55
Canada	1,091	1,146	61	67	52	63	29	49
	3,144	3,128	69	66	129	141	84	104
Brazil	1,081	1,152	44	45	53	48	45	39
Colombia(1)	972	833	75	62	53	35	35	27
Total	5,197	5,113	$65	$61	$235	$224	$164	$170
(1)Average revenue per MWh was adjusted to net the impact of power purchases.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $84 million versus $104 million in the prior year as the benefit from strong asset availability, inflation indexation, high power prices and favorable generation was more than offset by the impact of unfavorable generation mix (strong generation in low priced markets offset by weak generation in high value markets).
Brazil
Funds From Operations at our Brazilian business were $45 million versus $39 million in the prior year as the benefit from inflation indexation, recontracting initiatives and a positive ruling to recover historical profits on certain of our facilities under service concession arrangements was partly offset by generation that was 6% below prior year but 9% above long-term average.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

Colombia
Funds From Operations at our Colombian business were $35 million versus $27 million in the prior year. On a local currency basis, Funds from operation were 43% higher than the prior year due to the acquisition of additional 149 MW of capacity, higher generation that was 12% above long-term average and 17% above prior year, as well as higher average revenue per MWh due to inflation indexation, recontracting initiatives and higher market prices realized on our uncontracted generation. The increase was partly offset by the weakening of the Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$152	$179
Other income	4	43
Direct operating costs	(39)	(64)
Adjusted EBITDA(1)	117	158
Interest expense	(24)	(29)
Current income taxes	(1)	(1)
Funds From Operations	$92	$128

Generation (GWh) – LTA	1,729	2,041
Generation (GWh) – actual	1,626	1,716
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

The following table presents our proportionate results by geography for Wind operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA(3)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States(1)	773	775	$66	$74	$29	$55	$19	$42
Canada	374	332	94	93	31	26	25	20
	1,147	1,107	75	80	60	81	44	62
Europe(2)	244	371	152	123	46	67	41	60
Brazil	101	126	59	56	4	4	3	2
Asia	134	112	67	63	7	6	4	4
Total	1,626	1,716	$85	$86	$117	$158	$92	$128
(1)Average revenue per MWh adjusted to include the impact of the Texas weather event in February 2021 was $117 per MWh.
(2)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain.
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $44 million versus $62 million in the prior year as the benefit from growth, net of asset sales, and higher resource compared to prior year was more than offset by lower average revenue per MWh due to generation mix and higher market prices realized on generation from our wind assets in Texas during the winter storm that benefited the prior year.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

Europe
Funds From Operations at our European business were $41 million versus $60 million in the prior year primarily due to a $37 million gain on sale of certain development assets in Scotland that benefited the prior year. On a same store basis, Funds From Operations were higher than prior year primarily due to higher market prices in Spain, partly offset by lower resource.
Brazil
Funds From Operations at our Brazilian business were $3 million versus $2 million in the prior year primarily due to higher average revenue per MWh that benefited from inflation indexation of our contracts partly offset by lower resource.
Asia
Funds From Operations at our Asian business of $4 million were consistent with the prior year as the growth from the acquisition of 312 MW of wind assets ($1 million and 33 GWh) was offset by lower same store generation as the prior year benefited from generation that was 12% above long-term average.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$81	$77
Other income	36	6
Direct operating costs	(27)	(24)
Adjusted EBITDA(1)	90	59
Interest expense	(26)	(29)
Funds From Operations	$64	$30

Generation (GWh) – LTA	423	364
Generation (GWh) – actual	354	327
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our Solar business were $64 million versus $30 million in the prior year primarily due to the contribution from newly commissioned facilities and a gain on sale of a solar development project in North America ($12 million and 52 GWh). On a same store basis, Funds From Operations were higher than prior year due primarily to higher market prices in Spain.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

DISTRIBUTED GENERATION, STORAGE & OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for Distributed generation, storage & other business for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$79	$70
Other income	14	3
Direct operating costs	(33)	(27)
Adjusted EBITDA(1)	60	46
Interest expense	(11)	(13)
Other	(2)	—
Funds From Operations	$47	$33

Generation (GWh) – LTA	172	170
Generation (GWh) – actual(2)	248	219
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 105 GWh (2021: 72 GWh) from facilities that do not have a corresponding long-term average. See PART 8 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
Funds From Operations at our Distributed generation, storage and other business was $47 million versus $33 million in the prior year due to the benefit of growth of our distributed generation portfolio and higher pricing for grid stability services provided by our pumped storage facilities on the back of higher, and more volatile power prices.
CORPORATE
The following table presents our results for Corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Other income	$5	$9
Direct operating costs	(8)	(7)
Adjusted EBITDA(1)	(3)	2
Management service costs	(76)	(81)
Interest expense	(20)	(19)
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(25)	(21)
Funds From Operations	$(124)	$(119)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(61)	$22	$121	$(38)	$26	$(6)	$4	$8	$41	$(84)	$33
Add back or deduct the following:
Depreciation	106	22	29	100	22	11	15	66	30	—	401
Deferred income tax expense (recovery)	(21)	—	15	(2)	13	2	(2)	(11)	(3)	(17)	(26)
Foreign exchange and financial instrument loss (gain)	80	(1)	(19)	(5)	—	1	—	7	(7)	(19)	37
Other(1)	5	3	—	13	6	4	—	21	7	17	76
Management service costs	—	—	—	—	—	—	—	—	—	76	76
Interest expense	72	10	42	39	4	6	13	40	16	24	266
Current income tax expense (recovery)	1	4	32	—	1	1	2	1	—	—	42
Amount attributable to equity accounted investments and non-controlling interests(2)	(53)	(7)	(167)	(47)	(26)	(15)	(25)	(42)	(24)	—	(406)
Adjusted EBITDA	$129	$53	$53	$60	$46	$4	$7	$90	$60	$(3)	$499
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Distributed generation, storage & other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$16	$27	$90	$(80)	$24	$(4)	$1	$(23)	$15	$(121)	$(55)
Add back or deduct the following:
Depreciation	91	17	27	93	36	10	9	66	19	—	368
Deferred income tax expense (recovery)	(11)	—	10	(6)	—	—	2	1	(3)	(26)	(33)
Foreign exchange and financial instrument loss (gain)	17	1	(14)	8	(12)	4	—	(18)	(7)	(27)	(48)
Other(1)	11	—	1	36	32	3	—	28	8	73	192
Management service costs	—	—	—	—	—	—	—	—	—	81	81
Interest expense	63	8	26	37	8	5	8	45	11	22	233
Current income tax expense (recovery)	1	3	7	—	1	1	2	—	1	—	16
Amount attributable to equity accounted investments and non-controlling interests(2)	(47)	(8)	(112)	(7)	(22)	(15)	(16)	(40)	2	—	(265)
Adjusted EBITDA	$141	$48	$35	$81	$67	$4	$6	$59	$46	$2	$489
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended March 31:

(MILLIONS)	2022	2021
Net income (loss)	$33	$(55)
Add back or deduct the following:
Depreciation	401	368
Deferred income tax (recovery) expense	(26)	(33)
Foreign exchange and financial instruments loss (gain)	37	(48)
Other(1)	76	192
Amount attributable to equity accounted investments and non-controlling interest(2)	(278)	(182)
Funds From Operations	$243	$242
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended March 31:

	Three months ended March 31
	2022	2021
Basic income (loss) per LP unit(1)	$(0.16)	$(0.24)
Depreciation	0.38	0.37
Foreign exchange and financial instruments loss	0.04	—
Deferred income tax (recovery) expense	(0.05)	(0.05)
Other	0.17	0.30
Funds From Operations per Unit(2)	$0.38	$0.38
(1)During the three months ended March 31, 2022, on average there were 275.1 million LP units outstanding (2021: 274.8 million).
(2)Average units outstanding, for the three months ended March 31, 2022, were 645.8 million (2021: 645.5 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, hydroelectric portfolios where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, we currently have a contracted profile of approximately 91% and 75%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2022	2023	2024	2025	2026
Hydroelectric
North America
United States(1)	5,044	6,575	5,391	5,194	4,706
Canada	2,746	3,541	3,528	3,528	3,528
	7,790	10,116	8,919	8,722	8,234
Wind
North America
United States	2,118	2,896	2,332	2,332	2,278
Canada	979	1,352	1,352	1,352	1,264
	3,097	4,248	3,684	3,684	3,542
Brazil	457	589	589	589	589
Europe	637	904	904	904	904
Asia	365	468	445	445	468
	4,556	6,209	5,622	5,622	5,503
Solar - Utility	1,538	1,981	1,977	1,972	1,968
Distributed generation, storage & other	679	848	836	831	822
Contracted on a proportionate basis	14,563	19,154	17,354	17,147	16,527
Uncontracted on a proportionate basis	1,617	2,576	4,376	4,583	5,203
Long-term average on a proportionate basis	16,180	21,730	21,730	21,730	21,730
Non-controlling interests	13,523	18,098	18,098	18,098	18,098
Total long-term average	29,703	39,828	39,828	39,828	39,828
Contracted generation as a % of total generation on a proportionate basis	90%	88%	80%	79%	76%
Price per MWh – total generation on a proportionate basis	$85	$86	$92	$92	$94
(1)Includes generation of 1,324 GWh for 2022, 1,413 GWh for 2023, and 207 GWh for 2024, 35 GWh for 2025, and 102 GWh for 2026 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 14 years in Europe, 10 years in Brazil, 3 years in Colombia, and 18 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (42%), distribution companies (20%), commercial & industrial users (23%) and Brookfield (15%).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Commercial paper(1)	120	—	120	—
Debt
Medium term notes(2)	2,179	2,156	2,179	2,156
Non-recourse borrowings(3)	—	—	19,885	19,352
	2,179	2,156	22,064	21,508
Deferred income tax liabilities, net(4)	—	—	6,244	6,018
Equity
Non-controlling interest	—	—	12,708	12,303
Preferred equity	619	613	619	613
Perpetual subordinated notes	592	592	592	592
Preferred limited partners' equity(5)(6)	761	832	761	832
Unitholders' equity	9,707	9,607	9,707	9,607
Total capitalization	$13,858	$13,800	$52,695	$51,473
Debt-to-total capitalization(1)	16%	16%	42%	42%
Debt-to-total capitalization (market value)(7)	7%	8%	32%	33%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $7 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $37 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $128 million (2021: $132 million) of deferred financing fees and $151 million (2021: $160 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Preferred limited partners' equity as at March 31, 2022 is adjusted to reflect the issuance of C$150 million Series 18 Preferred Units that was completed on April 7, 2022 and the redemption of C$250 million Series 11 Preferred Units that was effective on April 30, 2022.
(6)Preferred limited partners' equity as at December 31, 2021 is adjusted to reflect the redemption of C$72 million Series 5 Preferred Units that was effective on January 31, 2021.
(7)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	March 31, 2022	December 31, 2021
Brookfield Renewable's share of cash and cash equivalents	$395	$540
Investments in marketable securities	165	151
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Draws on credit facilities(1)	(6)	(24)
Authorized letter of credit facility	400	400
Issued letters of credit	(288)	(289)
Available portion of corporate credit facilities	2,481	2,462
Available portion of subsidiary credit facilities on a proportionate basis	761	916
Available liquidity	$3,802	$4,069
(1)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2022			December 31, 2021
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Total	Interest rate (%)	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	12	$2,179	3.9	13	$2,156
Credit facilities	N/A	4	—	N/A	5	—
Commercial paper	0.8	<1	120	N/A	N/A	—
Proportionate non-recourse borrowings(1)
Hydroelectric	5.3	14	5,015	4.9	12	4,913
Wind	4.0	9	2,368	3.9	9	2,371
Solar	3.6	13	2,753	3.3	13	2,736
Distributed generation, storage & other	3.7	10	1,000	3.6	11	996
	4.5	13	11,136	4.2	13	11,016
			13,435			13,172
Proportionate unamortized financing fees, net of unamortized premiums			(34)			(28)
			13,401			13,144
Equity-accounted borrowings			(372)			(351)
Non-controlling interests			9,171			8,736
As per IFRS Statements			$22,200			$21,529
(1)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2022:

(MILLIONS)	Balance of 2022	2023	2024	2025	2026	Thereafter	Total
Debt Principal repayments(1)
Medium term notes(2)	$—	$—	$—	$320	$—	$1,859	$2,179

Non-recourse borrowings
Credit facilities	2	—	18	—	28	—	48
Hydroelectric	37	418	79	354	297	2,268	3,453
Wind	—	135	—	—	84	422	641
Solar	18	135	29	5	39	384	610
Distributed generation, storage & other	—	52	4	152	—	236	444
	57	740	130	511	448	3,310	5,196
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	85	112	116	112	158	962	1,545
Wind	137	185	171	165	156	902	1,716
Solar	195	159	141	139	138	1,357	2,129
Distributed generation, storage & other	54	146	42	32	28	248	550
	471	602	470	448	480	3,469	5,940
Total	$528	$1,342	$600	$1,279	$928	$8,638	$13,315
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2026 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for Brookfield Renewable’s share of the transactions discussed above under “Part 1 - Highlights— Growth and Development”.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2022	2021
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$458	$289
Changes in due to or from related parties	23	18
Net change in working capital balances	(178)	44
	303	351
Financing activities	910	1,375
Investing activities	(1,243)	(1,765)
Foreign exchange gain (loss) on cash	(1)	(11)
(Decrease) Increase in cash and cash equivalents	$(31)	$(50)
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three months ended March 31, 2022 totaled $458 million compared to $289 million in 2021, respectively, reflecting the strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended March 31
(MILLIONS)	2022	2021
Trade receivables and other current assets	$(103)	$(92)
Accounts payable and accrued liabilities	(83)	43
Other assets and liabilities	8	93
	$(178)	$44
Financing Activities
Cash flows provided by financing activities totaled $910 million for the three months ended March 31, 2022. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $1,279 million of net proceeds from corporate and non-recourse upfinancings.
Distributions paid during the three months ended March 31, 2022 to Unitholders were $230 million (2021: $216 million). We increased our distributions to $1.28 per LP unit in 2022 on an annualized basis (2021: $1.22), representing a 5% increase per LP unit, which took effect in the first quarter of 2022. The distributions paid during the three months ended March 31, 2022, to preferred shareholders, preferred limited partners' unitholders and participating non-controlling interests in operating subsidiaries totaled $191 million (2021: $139 million). Our non-controlling interest contributed capital of $106 million in the three months ended March 31, 2022 (2021: $814 million).
Cash flows used in financing activities totaled $1,375 million for the three months ended March 31, 2021. Our disciplined and investment grade approach to financing our increased investment activity as discussed below allowed us to raise $683 million of up-financing proceeds from non-recourse borrowings.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

Investing Activities
Cash flows used in investing activities totaled $1,243 million for the three months ended March 31, 2022. During the quarter, we invested $780 million into growth, including a 20 GW portfolio of utility solar and energy storage development platform in the United States, a 1.7 GW portfolio of utility-scale solar developments assets in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, was $452 million.
Cash flows used in investing activities totaled $1,765 million for the three months ended March 31, 2021. We invested $1,472 million into growth, including an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction assets and over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar developments projects in Brazil, of which 357 MW reached commercial operations in the third quarter of 2021, the purchase of two 20 MW hydroelectric assets in Colombia and the continuing initiative to repower existing wind power projects, was $289 million.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	March 31, 2022	December 31, 2021
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)
Balance, beginning of year	44,885,496	52,885,496
Redemption of preferred LP Units	(2,885,496)	(8,000,000)
Balance, end of period	42,000,000	44,885,496
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,227,065	172,203,342
LP units
Balance, beginning of year	275,084,265	274,837,890
Distribution reinvestment plan	68,865	230,304
Exchanged for BEPC exchangeable shares	3,341	16,071
Balance, end of period	275,156,471	275,084,265
Total LP units on a fully-exchanged basis(3)	641,871,475	641,775,546
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding. Subsequent to the quarter, we issued 6,000,000 Series 18 Preferred Units and announced our intent to redeem all outstanding Series 11 Preferred Units.
(3)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid,for the three months ended March 31,:

	Three months ended March 31
	Declared		Paid
(MILLIONS)	2022	2021	2022	2021
Class A Preference Shares	$7	$7	$7	$7
Perpetual Subordinated Notes	7	—	4	—
Class A Preferred LP units	11	14	11	14
Participating non-controlling interests – in operating subsidiaries	169	118	169	118
GP interest and incentive distributions	25	21	24	21
Redeemable/Exchangeable partnership units	63	59	62	59
BEPC Exchangeable shares	55	52	55	52
LP units	91	84	89	84
CONTRACTUAL OBLIGATIONS
Please see Note 18 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended March 31
(MILLIONS)	2022	2021
Revenues(1)	$—	$—
Gross profit	—	—
Dividend income from non-guarantor subsidiaries	60	98
Net income	51	105
(1)Brookfield Renewable's total revenues for the three months ended March 31, 2022 were $1,136 million (2021: $1,020 million).

(MILLIONS)	March 31, 2022	December 31, 2021
Current assets(1)	$1,111	$1,145
Total assets(2)(3)	2,663	2,688
Current liabilities(4)	7,969	7,710
Total liabilities(5)	7,969	7,710
(1)Amount due from non-guarantor subsidiaries was $1,094 million (2021: $904 million).
(2)Brookfield Renewable's total assets as at March 31, 2022 and December 31, 2021 were $58,381 million and $55,867 million.
(3)Amount due from non-guarantor subsidiaries was $2,565 million (2021: $2,360 million).
(4)Amount due to non-guarantor subsidiaries was $7,428 million (2021: $7,463 million).
(5)Amount due to non-guarantor subsidiaries was $7,428 million (2021: $7,463 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2022, letters of credit issued amounted to $1,088 million (2021: $1,048 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2022	2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) – LTA	15,097	14,946	13,776	16,092	14,099	14,333	13,446	15,527
Total Generation (GWh) – actual	15,196	14,585	13,533	14,683	13,828	13,247	12,007	13,264
Proportionate Generation (GWh) – LTA	7,414	7,197	6,697	8,356	7,602	7,354	6,618	7,309
Proportionate Generation (GWh) – actual	7,425	6,637	6,125	7,013	7,375	6,583	5,753	6,552
Revenues	$1,136	$1,091	$966	$1,019	$1,020	$952	$867	$942
Net income (loss) to Unitholders	(78)	(57)	(115)	(63)	(133)	(120)	(162)	(42)
Basic and diluted income (loss) per LP unit	(0.16)	(0.12)	(0.21)	(0.13)	(0.24)	(0.22)	(0.29)	(0.11)
Funds From Operations	243	214	210	268	242	201	157	232
Funds From Operations per Unit	0.38	0.33	0.33	0.42	0.38	0.31	0.25	0.40
Distribution per LP Unit	0.32	0.30	0.30	0.30	0.30	0.29	0.29	0.29

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable issued 6,000,000 Class A Preferred Limited Partnership Units, Series 18 (the 'Series 18 Preferred Units") at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
Subsequent to the quarter, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, committed to invest C$300 million (approximately $236 million and $47 million net to Brookfield Renewable) into a North American leader of carbon capture and storage solution through a convertible security.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, entered into a binding agreement for the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil for proceeds of $98 million ($25 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. The transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, completed the sale of its 19 MW solar assets in Asia for proceeds of approximately MYR $144 million ($33 million and $10 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with institutional partners, completed the subscription of additional shares in Polenergia for PLN 515 million ($122 million and $10 million net to Brookfield Renewable) which increased the total interest in Polenergia to 32% (8% net to Brookfield Renewable)

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE, the hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities, Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2021 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) distributed generation, storage & other, and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 5 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of Brookfield Renewable’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: changes to resource availability, as a result of climate change or otherwise, at any of our facilities; volatility in supply and demand in the energy markets; our inability to re-negotiate or replace expiring PPAs on similar terms; an increase in the amount of uncontracted generation in our portfolio; availability and access to interconnection facilities and transmission systems; concessions and licenses expiring and not being renewed or replaced on similar terms; our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our facilities; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failures, including relating to wind turbines and solar panels; the unavailability of necessary equipment, including spare parts and components required for project development or significant cost increases relating thereto; dam failures and the costs and potential liabilities associated with such failures; the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; increases in water rental costs (or similar fees) or changes to the regulation of water supply; advances in technology that impair or eliminate the competitive advantage of our projects; labour disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; our inability to finance our operations due to the status of the capital markets; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; our inability to identify sufficient investment opportunities and complete transactions; changes to our current business, including through future energy transition investments; our inability to complete all or some of our capital recycling initiatives; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments; political instability or changes in government policy;

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP units, preferred units or securities exchangeable for LP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP units or BEPC exchangeable shares; the incurrence of debt at multiple levels within our organizational structure; being deemed an “investment company” under the Investment Company Act of 1940; the effectiveness of our internal controls over financial reporting; our dependence on Brookfield Asset Management and Brookfield Asset Management’s significant influence over us; the departure of some or all of Brookfield Asset Management’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield Asset Management elects to hold its ownership interests in Brookfield Renewable; Brookfield Asset Management acting in a way that is not in our best interests or our unitholders; broader impact of climate change; failure of our systems technology; any changes in the market price of the LP units and BEPC exchangeable shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any subsequent date. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this report also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. For a reconciliation of these non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”.
A reconciliation of net income to Adjusted EBITDA and Funds From Operations is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Funds From Operations to net income in Note 5 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2022

Brookfield Renewable Partners L.P.

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